UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)

                                 Kestrel Energy, Inc.
                                   (Name of Issuer)

                             Common Stock, No par value
                            (Title of Class of Securities)

                                     492545 10 8
                                    (CUSIP Number)

                                  S. Lee Terry, Jr.
                              Davis Graham & Stubbs LLP
                          1550 Seventeenth Street, Suite 500
                                Denver, Colorado 80202
                                    (303) 892-9400
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    April 28, 2002
               (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

                                CUSIP No. 492545 10 8

1)    Name of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Person

      Golden Prospect Plc

2)    Check the Appropriate Box if a Member of a Group*

      (a) [ ]
      (b) [ ]

3)    SEC USE ONLY

4)    Source of Funds

      OT

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)    Citizenship or Place of Organization

      LONDON, ENGLAND

Number of Shares        7)  Sole Voting Power            1,038,500
Beneficially Owned      8)  Shared Voting Power          2,657,800
By Each Reporting       9)  Sole Dispositive Power       1,038,500
Person With            10)  Shared Dispositive
                                   Power                 2,657,800

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      3,696,300

12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13)   Percent of Class Represented by Amount in Row (11)

      37.5%

14)   Type of Reporting Person

      OO

                                     SCHEDULE 13D/A
                                 GOLDEN PROSPECT PLC


Item 1      Security and Issuer

            No par value Common Stock ("the Shares") of Kestrel Energy, Inc. (the "Company"), 999 18th Street, Suite 2490, Denver, Colorado 80202

Item 2      Identity and Background

            (a)   Name:             Golden Prospect Plc

            (b)   Business          1st Floor, 143-149 Great Portland Street
                  Address:          London W1N 5FB
                                     ENGLAND


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            (c)   Principal
                  Business and
                  Place of
                  Organization:     A publicly traded mining investment
                                    company registered in London,
                                     England

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

                DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSON:

            (a)   Name:             Malcolm Alec Burne, Company Director

            (b)   Business
                  Address:          Leigh Cottage
                                    3 Claremont Drive
                                    Claremont Park
                                    Esher
                                    Surrey KT10 9LU
                                    UNITED KINGDOM

            (c)   Principal
                  Occupation,
                  Name of Business,
                  Principal Business
                  and Address:      Managing Director for Golden Prospect Plc
                                    Same Address as for Golden

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

            (f)   Citizenship:      British
            -------------------------------------------------------------
            (a)   Name:             Neil Thacker MacLachlan, Company Director

            (b)   Business
                           Address: 42A Lennox Gardens
                                    London SW1X 0DH
                                    ENGLAND

            (c)   Principal


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                  Occupation,
                  Name of Business,
                  Principal Business
                  and Address:      Consultant, Markham Associates, an
                                    investment and advisory company. Clients include Golden Prospect Plc
                                    Same Address as Above

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

            (f)   Citizenship:      British
            -------------------------------------------------
            (a)   Name:             Nathan Anthony Steinberg,
                                    Company Director

            (b)   Business
                  Address:          9 Bancroft Avenue
                                    London N2 0AM
                                    UNITED KINGDOM

            (c)   Principal
                  Occupation,
                  Name of Business,
                  Principal Business
                  and Address:      Partner of Munslow & Messias
                                    Chartered Accountants
                                    Same Address as Above

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

            (f)   Citizenship:      British
            -------------------------------------------------
            (a)   Name:             Denis Ivan Rakich, Alternate Director

            (b)   Business
                  Address:          36th Floor, Exchange Plaza
                                    2 The Esplanade
                                    Perth WESTERN AUSTRALIA 6000

            (c)   Principal
                  Occupation,

                  Name of Business,
                  Principal Business
                  and Address:      Company Secretary for Elstree Nominees
                                    Pty Ltd.
                                    Same Address as Above

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

            (f)   Citizenship:      Australian

            -------------------------------------------------

The Reporting Person owns 29.95% of Samson Exploration N.L. which beneficially owns 2,657,800 Shares (including Warrants to purchase up to 650,300 Shares), or 27.2%, of the Company.

             DIRECTORS AND EXECUTIVE OFFICERS OF SAMSON EXPLORATION N.L.:

            (a)   Name:             Malcolm Alec Burne, Company Director

            (b)   Business
                  Address:          Leigh Cottage
                                    3 Claremont Drive
                                    Claremont Park
                                    Esher
                                    Surrey KT10 9LU
                                    UNITED KINGDOM

            (c)   Principal
                  Occupation,
                  Name of Business,
                  Principal Business
                  and Address:      Company and Managing Director for Golden
                                    Prospect Plc
                                    Same Address as for Golden

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

            (f)   Citizenship:      British
            -------------------------------------------------
            (a)   Name:             Neil Thacker MacLachlan, Company Director

            (b)   Business
                  Address:          42A Lennox Gardens
                                    London SW1X 0DH
                                    ENGLAND

            (c)   Principal
                  Occupation,
                  Name of Business,
                  Principal Business
                  and Address:      Consultant, Markham Associates, an
                                    investment and advisory company. Clients include Golden Prospect Plc
                                    Same Address as Above

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

            (f)   Citizenship:      British
            -------------------------------------------------
            (a)   Name:             David Thorwald Cairns, Company Director

            (b)   Business
                  Address:          119 Grant Street
                                    Cottesloe 6001
                                    WESTERN AUSTRALIA

            (c)   Principal
                  Occupation,
                  Name of Business,
                  Principal Business
                  and Address:      Geologist for Resolute Limited
                                    Holding & Oil and Gas Exploration Company
                                    Level 10, Exchange Plaza
                                    2 The Esplanade
                                    Perth 6000
                                    WESTERN AUSTRALIA

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

            (f)   Citizenship:      Australian
            ------------------------------------------------

            (a)   Name:             Denis Ivan Rakich, Company Director

            (b)   Business
                  Address:          Elstree Nominees Pty Ltd
                                    36th Floor, Exchange Plaza
                                    2 The Esplanade
                                    Perth WESTERN AUSTRALIA 6000

            (c)   Principal
                  Occupation,
                  Name of Business,
                  Principal Business
                  and Address:      Company Secretary
                                    Same Address as Above

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

            (f)   Citizenship:      Australian


Item 3.     Source and Amount of Funds or Other Consideration

            On April 28, 2002, Samson Exploration N.L., which is 29.95% owned by the Reporting Person purchased 500,000 units, consisting of 500,000 Shares and a warrant to purchase 500,000 Shares, for $350,000 as part of an offering by the Issuer under Regulations D and S of the Securities Act of 1933. All of the Shares, including the warrant, were acquired with working capital.

Item 4.     Purpose of Transaction

            The Shares were acquired for investment purposes.

            (a)   None.
            (b)   None.
            (c)   None.
            (d)   None.
            (e)   None.
            (f)   None.
            (g)   None.
            (h)   None.
            (i)   None.
            (j)   None.

Item 5.     Interest in Securities of the Issuer

            (a)   3,696,300 Shares of Common Stock (37.5%) beneficially owned.

            (b) Number of Shares as to which there is sole power to vote - 1,038,500; shared power to direct the vote - 2,657,800; sole power to direct the disposition - 1,038,500; shared power to direct the disposition - 2,657,800.

            (c)   See Item 3.

            (d)   None.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            None.

Item 7.     Material to be filed as Exhibits

            None.
                                      SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GOLDEN PROSPECT PLC


Date: 19 September 2002                   By:/s/Denis Ivan Rakich
                                              Denis Ivan Rakich,
                                              Alternate Director